PFM FUNDS

CERTIFICATE OF DESIGNATION ESTABLISHING
INDEPENDENT SCHOOLS AND COLLEGES CLASS OF PRIME SERIES

The Board of Trustees (the "Board") of PFM Funds (the "Trust"), acting pursuant to Section 6 of Article III of the Trust's Declaration of Trust, dated as of September 29, 2008 (the "Declaration of Trust"), hereby establishes a new class of shares of Prime Series of the Trust ("Prime Series"), effective as of May 4, 2009.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Declaration of Trust.

1.           Creation of Class.  This Certificate of Designation establishes a new and separate class of Prime Series pursuant to Section 6 of the Declaration of Trust.

2.           Name of Class.  The class created hereby shall be the "Independent Schools and Colleges Class."

3.           Relative Rights and Preferences of Shares.  Shares of the Independent Schools and Colleges Class shall have the relative rights and preferences set forth in Section 6 of Article III of the Declaration of Trust and shall bear such expenses as shall be set forth in the Amended and Restated Multi-Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "Multi-Class Plan"), adopted by the Board effective as of the date hereof, as the Multi-Class Plan may be amended from time to time by the Board.

IN WITNESS WHEREOF, the members of the Board have executed this Certificate of Designation as of the date set forth above.

Michael P. Flanagan

Dennis W. Kerns

Jeffrey A. Laine

Brian M. Marcel

Martin P. Margolis

Robert R. Sedivy

Joseph W. White